UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EnLink Midstream, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336T100

(CUSIP Number)

ONEOK, Inc.
Attention: Walter S. Hulse, III
100 W. Fifth Street
Tulsa, Oklahoma 74103
(918) 588-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

●	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336T100

1.	NAMES OF REPORTING PERSONS ONEOK, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 200,340,753
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 200,340,753
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,340,753
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Calculated in accordance with Rule 13d-3(d)(1), based on 457,073,081 Common Units of the Issuer outstanding as of November 22, 2024

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed by ONEOK, Inc., an Oklahoma corporation (“ONEOK” or the “Reporting Person”), on October 15, 2024 (the “Schedule 13D”) relating to the common units representing limited liability company interests (the “Common Units”) of EnLink Midstream, LLC, a Delaware limited liability company (the “Issuer” or “EnLink”). Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Person intends to fund the acquisition of EnLink Units (as defined below) pursuant to the First Merger through the issuance of shares of its common stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Merger Agreement

On November 24, 2024, ONEOK and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Elk Merger Sub I, L.L.C., a wholly owned subsidiary of ONEOK (“Merger Sub I”), Elk Merger Sub II, L.L.C., a wholly owned subsidiary of ONEOK (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), and EnLink Midstream Manager, LLC, the managing member of EnLink (the “Manager”), pursuant to which (i) Merger Sub I will merge with and into the Issuer (the “First Merger”), with the Issuer as the surviving company and (ii) promptly following the First Merger, the Issuer, as the surviving entity in the First Merger, will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”; the Mergers, together with the other transactions contemplated by the Merger Agreement, the “Merger Transaction”), with Merger Sub II surviving the Second Merger as a direct wholly owned subsidiary of ONEOK.

The board of directors of ONEOK (the “ONEOK Board”), the conflicts committee (the “EnLink Conflicts Committee”) of the board of directors of the Manager (the “EnLink Board”) and the EnLink Board (acting based upon the recommendation of the EnLink Conflicts Committee) each unanimously approved the Merger Agreement and the Support Agreement (as defined below) and the transactions contemplated thereby, including the Mergers.

Pursuant to the Merger Agreement, at the effective time of the First Merger (the “First Merger Effective Time”), each common unit representing limited liability company interests in EnLink (each, an “EnLink Unit”) issued and outstanding as of immediately prior to the First Merger Effective Time (except for any EnLink Units that are owned immediately prior to the First Merger Effective Time by EnLink as treasury units, if any, or by the Manager, ONEOK or the Merger Subs) will be converted into and will thereafter represent the right to receive 0.1412 shares of common stock of ONEOK, par value $0.01 per share (“ONEOK Common Stock”; such ratio, the “Exchange Ratio”). As of the effective time of the Mergers, the limited liability company interests in the Manager, and any EnLink Units that are owned immediately prior to the First Merger Effective Time by the Manager, ONEOK or the Merger Subs will remain unchanged and outstanding and the Manager will continue as the sole manager of EnLink.

The Merger Agreement provides that EnLink will convene and hold a special meeting of the EnLink unitholders (the “Company Unitholder Meeting”) for the purpose of obtaining the approval of the Merger Agreement and the Mergers at the Company Unitholder Meeting or any adjournment or postponement thereof by the vote of a Unit Majority (as defined in the Second Amended and Restated Operating Agreement of the Issuer, dated as of January 25, 2019).

The completion of the Mergers is subject to the satisfaction or waiver of customary closing conditions, including: (i) the approval by EnLink unitholders representing a Unit Majority of a proposal to approve the Merger Agreement (such proposal, the “Merger Proposal”); (ii) there being no law, injunction, judgment or ruling in effect that enjoins, restrains, prevents or prohibits or makes illegal the consummation of the Mergers or the other transactions contemplated by the Merger Agreement; (iii) effectiveness of ONEOK’s registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK Common Stock to be issued in the First Merger; (iv) that the shares of ONEOK Common Stock to be issued pursuant to the Merger Agreement have been approved for listing on the New York Stock Exchange, subject to official notice of issuance; (v) the receipt of an opinion of tax counsel that the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; (vi) subject to specified materiality standards, the accuracy of the representations and warranties of the other parties; and (vii) the performance by the other parties in all material respects with all obligations required to be performed under the Merger Agreement at or prior to the closing date.

ONEOK and Manager have each made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of EnLink’s business between the date of the signing of the Merger Agreement and the earlier of the First Merger Effective Time and the termination of the Merger Agreement and (ii) the efforts of the parties to cause the Mergers to be completed, including obtaining all approvals, consents, clearances, registrations, permits, authorizations and other confirmations from any third party necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

The Merger Agreement contains certain termination rights for ONEOK and EnLink, including (i) by mutual written consent of ONEOK and EnLink, authorized by the EnLink Conflicts Committee and the ONEOK Board; (ii) by either ONEOK or EnLink, if (a) the Mergers have not closed by May 23, 2025; (b) a permanent injunction has been issued or other law has been enacted prohibiting or making illegal the Mergers; (c) EnLink unitholders fail to approve the Merger Proposal at the special meeting of EnLink unitholders; or (d) the other party has breached its representations or covenants in a way that causes a condition to closing to fail; and (iii) by ONEOK, prior to the Company Unitholder Meeting, if the EnLink Board or the EnLink Conflicts Committee changes its recommendation to the EnLink unitholders to vote for the Merger Proposal. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, EnLink may be required to pay ONEOK a termination fee equal to $143,978,000 or to reimburse ONEOK’s expenses up to $10 million, or ONEOK may be required to reimburse EnLink’s expenses up to $10 million.

If the Merger Transaction is consummated, the Issuer intends to delist the EnLink Units from the New York Stock Exchange and deregister such units under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to this Amendment No. 1 and is incorporated by reference herein.

Support Agreement

Concurrently with the execution of the Merger Agreement, ONEOK and EnLink entered into a Support Agreement (the “Support Agreement”) pursuant to which ONEOK, which owns of record 200,340,753 EnLink Units, representing approximately 43.8% of the EnLink Units outstanding as of November 22, 2024, has irrevocably agreed to vote such units (i) in favor of the Merger Proposal and any other matter necessary or desirable for the consummation of the Transaction; and (ii) against any action, agreement or transaction that would reasonably be expected, or the result of which would reasonably be expected, to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the merger or the other transactions contemplated by the Merger Agreement. The Support Agreement will terminate automatically upon the earliest to occur of (i) the First Merger Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms, other than as a result of a breach by ONEOK of the terms of the Support Agreement; or (iii) the mutual agreement of the parties thereto.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as an exhibit to this Amendment No. 1 and is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating by reference the information provided in Item 4 of this Amendment No. 1.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit No.	Description
3	Agreement and Plan of Merger, dated as of November 24, 2024, by and among ONEOK, Inc., Elk Merger Sub I, L.L.C., Elk Merger Sub II, L.L.C., EnLink Midstream, LLC and EnLink Midstream Manager, LLC (incorporated by reference to Exhibit 2.1 to ONEOK, Inc.’s Current Report on Form 8-K filed on November 25, 2024 (File No. 1-13643)).
4	Support Agreement, dated as of November 24, 2024, by and among ONEOK, Inc. and EnLink Midstream, LLC (incorporated by reference to Exhibit 10.1 to ONEOK, Inc.’s Current Report on Form 8-K filed on November 25, 2024 (File No. 1-13643)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2024	ONEOK, INC.

/s/ Walter S. Hulse III
Name:	Walter S. Hulse III
Title:	Chief Financial Officer, Treasurer and
Executive Vice President, Investor Relations and Corporate Development